SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: August 4, 2022

Quarterly Securities Report

For the three months ended June 30, 2022

(TRANSLATION)

Sony Group Corporation

Note for readers of this English translation

On August 4, 2022, Sony Group Corporation (the “Company” or “Sony Group Corporation” and together with its consolidated subsidiaries, “Sony” or “Sony Group”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended June 30, 2022 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, and is not intended to update the information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form.

Cautionary Statement

Statements made in this Report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could,” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)

Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)

Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)

the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)

changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)

Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)

Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)

foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)

Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)

the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)

the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of the Coronavirus Disease 2019 (“COVID-19”) and developments relating to the situation in Ukraine and Russia could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the SEC.

I     Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Three months ended June 30, 2021	Three months ended June 30, 2022	Fiscal year ended March 31, 2022

Sales and financial services revenue	2,256,843	2,311,494	9,921,513

Operating income	280,068	306,963	1,202,339

Income before income taxes	283,210	291,376	1,117,503

Net income attributable to Sony Group Corporation’s stockholders	211,829	218,196	882,178

Comprehensive income attributable to Sony Group Corporation’s stockholders	278,349	(172,114)	623,678

Equity attributable to Sony Group Corporation’s stockholders	6,903,196	6,917,863	7,144,471

Total assets	28,269,689	30,374,896	30,480,967

Net income attributable to Sony Group Corporation’s stockholders per share of common stock, basic (yen)	170.95	176.46	711.84

Net income attributable to Sony Group Corporation’s stockholders per share of common stock, diluted (yen)	169.22	175.21	705.16

Ratio of stockholders’ equity to total assets at end of the period (%)	24.4	22.8	23.4

Net cash provided by (used in) operating activities	198,734	(430,018)	1,233,643

Net cash used in investing activities	(191,237)	(315,057)	(728,780)

Net cash used in financing activities	(67,442)	(29,977)	(336,578)

Cash and cash equivalents at end of the period	1,725,218	1,371,867	2,049,636

  Notes:

1.	Sony’s condensed consolidated financial statements are prepared in conformity with International Financial Reporting Standards (“IFRS”).
2.	Share of profit (loss) of investments accounted for using the equity method is reported as a component of operating income.
3.	Ratio of stockholders’ equity to total assets is calculated by using equity attributable to the stockholders of the Company.
4.	Sony prepares condensed consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the three months ended June 30, 2022.

As of June 30, 2022, the Company had 1,580 subsidiaries and 153 affiliated companies, of which 1,549 companies are consolidated subsidiaries (including structured entities) of the Company. The Company has applied the equity accounting method for 141 associates and joint ventures.

II State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2022. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June  28, 2022

https://www.sec.gov/Archives/edgar/data/313838/000119312522183263/d207380d20f.htm

(2) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

The former Electronics Products & Solutions segment has been renamed the Entertainment, Technology & Services (“ET&S”) segment effective from April 2022. This change has not resulted in any reclassification of businesses across segments.

All financial information is presented based on IFRS. “Sales and Financial Services revenue” (“sales”) in each business segment represents sales recorded before intersegment transactions are eliminated. “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. For details regarding each segment’s product categories, please refer to “IV Financial Statements – Notes to Condensed Consolidated Financial Statements – 4. Business segment information.”

Consolidated Financial Results

	(Billions of yen)
	Three months ended June 30
	2021	2022
Sales	¥2,256.8	¥2,311.5
Operating income	280.1	307.0
Income before income taxes	283.2	291.4
Net income attributable to Sony Group Corporation’s stockholders	211.8	218.2

Sales for the three months ended June 30, 2022 (“the current quarter”) increased 54.7 billion yen compared to the same quarter of the previous fiscal year (“year-on-year”) to 2 trillion 311.5 billion yen. This increase was primarily due to significant increases in sales in the Pictures and Music segments, partially offset by a significant decrease in sales in the Financial Services segment.

Operating income in the current quarter increased 26.9 billion yen year-on-year to 307.0 billion yen. This increase was primarily due to significant increases in operating income in the Financial Services and Pictures segments, partially offset by significant decreases in operating income in the Game & Network Services (“G&NS”) and ET&S segments.

Operating income for the same quarter of the previous fiscal year included the following:

•	Loss recorded due to an unauthorized withdrawal of funds at a subsidiary of Sony Life Insurance Co., Ltd. (“Sony Life”): 16.8 billion yen (Financial Services segment)
•	Settlement gain in connection with the termination of the defined benefit pension plan at certain U.S. subsidiaries: 5.5 billion yen (mainly in Corporate and elimination)

The share of profit (loss) of investments accounted for using the equity method in the current quarter, recorded within operating income, increased 1.0 billion yen year-on-year to income of 5.3 billion yen. This increase was mainly due to an increase in the share of profit of investments in the Music segment, partially offset by a decrease in the share of profit of the investment in M3, Inc.

The net effect of financial income and expenses was an expense of 15.6 billion yen, compared to income of 3.1 billion yen in the same quarter of the previous fiscal year. This deterioration was primarily due to the recording of unrealized losses mainly on Sony’s shares of Spotify Technology S.A in the current quarter, compared to the recording of unrealized gains on such shares in the same quarter of the previous fiscal year. For details, please refer to “IV Financial Statements – Notes to Condensed Consolidated Financial Statements – 5. Financial instruments.”

Income before income taxes increased 8.2 billion yen year-on-year to 291.4 billion yen.

During the current quarter, Sony recorded 73.1 billion yen of income tax expense, resulting in an effective tax rate of 25.1%, which is comparable to the effective tax rate of 24.8% in the same quarter of the previous fiscal year.

Net income attributable to Sony Group Corporation’s stockholders increased 6.4 billion yen year-on-year to 218.2 billion yen.

Operating performance by business segment for the current quarter is as follows:

Game & Network Services (G&NS)

Sales decreased 11.7 billion yen year-on-year to 604.1 billion yen, mainly due to a decrease in sales of non-first-party titles including add-on content as well as a decrease in sales of first-party titles, partially offset by the impact of foreign exchange rates. Operating income decreased 30.5 billion yen year-on-year to 52.8 billion yen. This significant decrease was primarily due to the impact of the above-mentioned decrease in sales of game titles as well as an increase in costs, mainly for game software development at existing studios.

Music

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment (“SME”) and Sony Music Publishing LLC (“SMP”), which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

Sales increased 53.2 billion yen year-on-year to 308.1 billion yen. This significant increase in sales was primarily due to the impact of foreign exchange rates as well as increases in sales for Recorded Music and Music Publishing, partially offset by lower sales for Visual and Media Platform due to a decrease in sales in the anime business. The increases in sales for Recorded Music and Music Publishing were primarily due to higher revenues from paid subscription streaming services which also benefited from the success of a number of new releases in Recorded Music. Recorded Music sales also benefited from higher revenues for live performances and merchandise sales. Operating income increased 5.6 billion yen year-on-year to 61.0 billion yen, primarily due to the positive impact of foreign exchange rates.

Pictures

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc. (“SPE”), which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 136.6 billion yen, a 67% increase year-on-year (a 41% increase on a U.S. dollar basis), to 341.4 billion yen. This significant increase on a U.S. dollar basis was primarily due to an increase in series deliveries in Television Productions, higher television licensing and home entertainment revenues for titles released in the prior fiscal year in Motion Pictures, higher sales for anime streaming services including the impact of the acquisition of Crunchyroll, as well as the impact of the acquisition of Industrial Media. These increases in sales were partially offset by the impact of fewer new releases in Motion Pictures. Operating income increased 25.3 billion yen, a 100% increase year-on-year (a 70% increase on a U.S. dollar basis), to 50.7 billion yen. This significant increase in operating income on a U.S. dollar basis was primarily due to the impact of the above-mentioned increases in sales for Motion Pictures and Television Productions.

Entertainment, Technology & Services (ET&S)

Sales decreased 24.0 billion yen year-on-year to 552.3 billion yen. This decrease in sales was due to a decrease in sales of televisions resulting from lower unit sales, partially offset by the impact of foreign exchange rates. Operating income significantly decreased 18.2 billion yen year-on-year to 53.6 billion yen, mainly due to a deterioration of operating results for televisions due to a decrease in unit sales.

Imaging & Sensing Solutions (I&SS)

Sales increased 19.8 billion yen year-on-year to 237.8 billion yen. This increase in sales was mainly due to the impact of foreign exchange rates. Operating income decreased 8.8 billion yen year-on-year to 21.7 billion yen. This decrease was mainly due to an increase in research and development expenses as well as depreciation and amortization expenses and an increase in manufacturing costs, partially offset by the positive impact of foreign exchange rates.

Financial Services

The Financial Services segment results include Sony Financial Group Inc. (“SFGI”) and SFGI’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc., and Sony Bank Inc. The results of Sony Life discussed in the Financial Services segment differ from the results that SFGI and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue significantly decreased 116.6 billion yen year-on-year to 297.8 billion yen, mainly due to a significant decrease in revenue at Sony Life. Revenue at Sony Life decreased 123.5 billion yen year-on-year to 247.9 billion yen, mainly due to a decrease in net gains on investments in the separate accounts. Operating income significantly increased 57.3 billion yen year-on-year to 81.3 billion yen. This significant increase in operating income was due to a significant increase in operating income at Sony Life and the absence of a loss of 16.8 billion yen at a subsidiary of Sony Life due to an unauthorized withdrawal of funds in the same quarter of the previous fiscal year. Operating income at Sony Life increased 40.1 billion yen year-on-year to 75.2 billion yen, mainly due to a gain recorded on the sale of real estate as well as an improvement in net gains and losses related to market fluctuations.

Operating Performance by Geographic Area

For operating performance by geographic area, please refer to “sales and operating revenue attributed to countries and areas based on location of external customers” in “IV Financial Statements – Notes to Condensed Consolidated Financial Statements – 4. Business segment information.”

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 28, 2022. Although foreign exchange rates have fluctuated during the three-month period ended June 30, 2022, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2022

https://www.sec.gov/Archives/edgar/data/313838/000119312522183263/d207380d20f.htm

During the current quarter, the average rates of the yen were 129.4 yen against the U.S. dollar and 138.0 yen against the euro, which were 19.9 yen and 6.2 yen weaker year-on-year, respectively.

For the current quarter, sales were 2 trillion 311.5 billion yen, an increase of 2% year-on-year, while on a constant currency basis, sales decreased approximately 7% year-on-year. For further details about the impact of foreign exchange rate fluctuations on sales and operating income, please refer to the Note below.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of the G&NS, ET&S and Imaging & Sensing Solutions (“I&SS”) segments. Also, please refer to the “Results of Operations” section, which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		(Billions of yen)
		Three months ended June 30		Impact of changes in foreign exchange rates
		2021	2022
G&NS	Sales	¥615.8	¥604.1	+¥57.9
	Operating income	83.3	52.8	-4.8
ET&S	Sales	576.3	552.3	+48.1
	Operating income	71.8	53.6	+6.2
I&SS	Sales	218.1	237.8	+26.1
	Operating income	30.5	21.7	+11.0

In addition, sales for the Music segment increased 21% year-on-year to 308.1 billion yen, an approximate 7% increase on a constant currency basis. In the Pictures segment, sales increased 67% year-on-year to 341.4 billion yen, an approximate 41% increase on a U.S. dollar basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note:

Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations

The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For SME and SMP in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on sales and operating income (loss) for that segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with IFRS. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows*

Operating Activities: Net cash outflow from operating activities during the current quarter was 430.0 billion yen, compared to a net cash inflow of 198.7 billion yen in the same quarter of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 167.4 billion yen, compared to a net cash inflow of 26.2 billion yen in the same quarter of the previous fiscal year. This change was primarily due to a larger increase in inventories, a smaller increase in trade payables and the significant negative impact of foreign exchange rate fluctuations on cash flows from operating activities included in other, partially offset by the positive impact of a year-on-year increase in income before income tax after taking into account non-cash adjustments (including depreciation and amortization, including amortization of contract costs, other operating (income) expense, net and (gain) loss on securities, net).

The Financial Services segment had a net cash outflow of 221.2 billion yen, compared to a net cash inflow of 211.9 billion yen in the same quarter of the previous fiscal year. This change was mainly due to a decrease in borrowings in the life insurance business and the banking business and a larger year-on-year increase in investments and advances in the Financial Services segment.

Investing Activities: During the current quarter, Sony used 315.1 billion yen of net cash in investing activities, an increase of 123.8 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a 308.0 billion yen net cash outflow, an increase of 122.4 billion yen year-on-year. This increase was mainly due to a year-on-year increase in payments for fixed asset purchases, an additional investment in Epic Games, Inc. and a payment related to the acquisition of Industrial Media. Additionally, the same period of the previous fiscal year included a payment for the purchase of shares and related assets of certain subsidiaries of Kobalt Music Group Limited including AWAL, Kobalt’s music distribution business mainly for independent recording artists.

The Financial Services segment used 7.1 billion yen of net cash in investing activities, essentially flat year-on-year.

Financing Activities: During the current quarter, Sony used 30.0 billion yen of net cash in financing activities, a decrease of 37.5 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a 27.2 billion yen net cash outflow, a decrease of 37.6 billion yen year-on-year. This decrease was mainly due to the issuance of commercial paper.

In the Financial Services segment, there was a 44.1 billion yen net cash outflow, an increase of 2.2 billion yen year-on-year. This increase was mainly due to an increase in dividend payments.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents as of June 30, 2022 was 1 trillion 371.9 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 755.1 billion yen as of June 30, 2022, a decrease of 405.4 billion yen compared with the balance as of March 31, 2022, and a decrease of 308.5 billion yen compared with the balance as of June 30, 2021. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 616.8 billion yen as of June 30, 2022, a decrease of 272.4 billion yen compared with the balance as of March 31, 2022, and a decrease of 44.8 billion yen compared with the balance as of June 30, 2021.

*Sony’s disclosure includes information regarding cash flow for all segments excluding the Financial Services segment. This information is derived from the following condensed statement of cash flows. The condensed statement of cash flows, which includes the above-mentioned cash flow information, is not prepared in accordance with IFRS, which Sony uses to prepare its condensed consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s condensed consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, but are eliminated in the consolidated figures shown below.

Condensed Statements of Cash Flows

	Yen in millions
	Three months ended June 30

	Financial Services		Sony without Financial Services		Consolidated
	2021	2022	2021	2022	2021	2022

Cash flows from operating activities:
Income (loss) before income taxes	24,013	81,306	298,355	251,408	283,210	291,376
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	6,243	6,377	171,679	239,094	177,922	245,471
Amortization of deferred insurance acquisition costs	15,042	26,826	-	-	15,042	26,826
Other operating (income) expense, net	48	51	(1,149)	(2,776)	(1,101)	(2,725)
(Gain) loss on securities, net (other than Financial Services segment)	-	-	(742)	21,197	(742)	21,197
Change in future insurance policy benefits and other	95,162	167,968	-	-	95,162	167,968
Change in policyholders’ account in the life insurance business, less cash impact	104,840	(63,509)	-	-	104,840	(63,509)
Net cash impact of policyholders’ account in the life insurance business	35,427	71,406	-	-	35,427	71,406
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	(11,256)	(7,183)	(60,778)	(33,625)	(74,204)	(37,200)
(Increase) decrease in inventories	-	-	(120,542)	(176,257)	(120,542)	(176,257)
(Increase) decrease in investments and advances in the Financial Services segment	(317,798)	(439,608)	-	-	(317,798)	(439,608)
(Increase) decrease in content assets	-	-	(132,147)	(110,459)	(132,147)	(110,459)
(Increase) decrease in deferred insurance acquisition costs	(26,203)	(36,652)	-	-	(26,203)	(36,652)
Increase (decrease) in trade payables	(27,252)	(16,047)	80,632	22,993	55,195	3,467
Increase (decrease) in deposits from customers in the banking business	38,039	83,965	-	-	38,039	83,965
Increase (decrease) in borrowings in the life insurance business and the banking business	241,847	(102,932)	-	-	241,847	(102,932)
Other	33,734	6,873	(209,134)	(379,017)	(175,213)	(372,352)

Net cash provided by (used in) operating activities	211,886	(221,159)	26,174	(167,442)	198,734	(430,018)

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(5,580)	(7,121)	(87,941)	(99,929)	(93,521)	(106,968)
Payments for investments and advances (other than Financial Services segment)	-	-	(32,045)	(146,838)	(32,045)	(146,838)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	-	-	9,328	3,645	9,328	3,645
Other	-	-	(74,999)	(64,896)	(74,999)	(64,896)

Net cash provided by (used in) investing activities	(5,580)	(7,121)	(185,657)	(308,018)	(191,237)	(315,057)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(2,605)	(2,757)	(19,412)	31,343	(22,016)	28,586
Dividends paid	(39,159)	(41,335)	(36,849)	(42,932)	(36,849)	(42,932)
Other	(170)	(1)	(8,573)	(15,630)	(8,577)	(15,631)

Net cash provided by (used in) financing activities	(41,934)	(44,093)	(64,834)	(27,219)	(67,442)	(29,977)

Effect of exchange rate changes on cash and cash equivalents	-	-	(1,819)	97,283	(1,819)	97,283

Net increase (decrease) in cash and cash equivalents	164,372	(272,373)	(226,136)	(405,396)	(61,764)	(677,769)
Cash and cash equivalents at beginning of the fiscal year	497,218	889,140	1,289,764	1,160,496	1,786,982	2,049,636

Cash and cash equivalents at end of the period	661,590	616,767	1,063,628	755,100	1,725,218	1,371,867

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 28, 2022. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2022

https://www.sec.gov/Archives/edgar/data/313838/000119312522183263/d207380d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as Research and Development in the Annual Report on Form 20-F filed with the SEC on June 28, 2022.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2022

https://www.sec.gov/Archives/edgar/data/313838/000119312522183263/d207380d20f.htm

Research and development costs for the three months ended June 30, 2022 totaled 157.1 billion yen. There were no significant changes in research and development activities for the period.

iv) Liquidity Management and Market Access

  Note for readers of this English translation:

Except for the information related to the committed lines of credit and others set forth below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 28, 2022. The changes are indicated by underlines below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2022

https://www.sec.gov/Archives/edgar/data/313838/000119312522183263/d207380d20f.htm

An important financial objective of Sony is to maintain the strength of its financial condition, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit. Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, commercial paper (“CP”) and bank loans. Sony Group Corporation, Sony Global Treasury Services Plc (“SGTS”), a finance subsidiary in the U.K., and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1,111.6 billion yen in total for Sony Group Corporation, SGTS and SCC as of March 31, 2022. There were no amounts outstanding under the CP programs as of March 31, 2022. If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 650.6 billion yen in unused committed lines of credit, as of June 30, 2022. Details of those committed lines of credit are: a 275.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multi-currency committed line of credit also contracted with a syndicate of Japanese banks and a 1.05 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid. Sony considers one of management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets. However, in the event of a downgrade in Sony’s credit ratings, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation. Even though the cost of borrowing for some committed lines of credit could change according to Sony’s credit ratings, there are no financial covenants that would cause any impairment on the ability to draw down on unused facilities.

(3)    Material Contracts

There were no material contracts executed or determined to be executed during the three months ended June 30, 2022.

  Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 28, 2022. This disclosure does not correspond to or update Item 10.C of the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June  28, 2022

https://www.sec.gov/Archives/edgar/data/313838/000119312522183263/d207380d20f.htm

  III    Company Information

  (1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the first quarterly period (June 30, 2022)	As of the filing date of the Quarterly Securities Report (August 4, 2022)
Common stock	1,261,081,781	1,261,081,781	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).

Total	1,261,081,781	1,261,081,781	—	—

Note:	The Company’s shares of common stock are listed on the Prime Section of the Tokyo Stock Exchange in Japan.

ii) Stock Acquisition Rights (“SARs”)

①Description of Stock Option

   Not applicable.

②Other Stock Acquisition Rights

   Not applicable.

  Note for readers of this English translation:

  The above means that there was no issuance of SARs during the three months ended June 30, 2022.

iii) Status of the Exercise of Moving Strike Convertible Bonds

   Not applicable.

iv) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued (Thousands)	Balance of the total number of shares issued (Thousands)	Change in the amount of common stock (Yen in Millions)	Balance of the amount of common stock (Yen in Millions)	Change in the legal capital surplus (Yen in Millions)	Balance of the legal capital surplus (Yen in Millions)
From April 1 to June 30, 2022	—	1,261,082	—	880,365	—	1,094,058

 v) Status of Major Shareholders

(As of June 30, 2022)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares (Excluding treasury shares) issued (%)
The Master Trust Bank of Japan, Ltd. (Trust account) *1	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	223,478	18.07
Citibank as Depositary Bank for Depositary Receipt Holders *2 (Local Custodian: MUFG Bank, Ltd.)	388 Greenwich St., 14th fl., New York, NY 10013, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	117,974	9.54
Custody Bank of Japan, Ltd. (Trust account) *1	1-8-12, Harumi, Chuo-ku, Tokyo	74,229	6.00
JP Morgan Chase Bank 385632 *3 (Local Custodian: Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	22,861	1.85
State Street Bank West Client – Treaty 505234 *3 (Local Custodian: Mizuho Bank, Ltd.)	1776 Heritage Drive, North Quincy, MA 02171, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	21,142	1.71
Government of Norway (Local Custodian: Citibank, N.A., Tokyo Branch)	Bankplassen 2, 0107 Oslo 1 Oslo 0107 NO (6-27-30, Shinjuku, Shinjuku-ku, Tokyo)	20,445	1.65
SSBTC Client Omnibus Account *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	One Lincoln Street, Boston MA USA 02111 (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	19,285	1.56
JP Morgan Chase Bank 385781 *3 (Local Custodian: Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	16,242	1.31
GIC Private Limited – C (Local Custodian: MUFG Bank, Ltd.)	168 Robinson Road #37-01 Capital Tower Singapore 068912 (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	15,459	1.25
The Bank Of New York Mellon 140042 *3 (Local Custodian: Mizuho Bank, Ltd.)	240 Greenwich Street, New York, NY 10286, U.S.A (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	14,762	1.19
Total		545,876	44.15

  Notes:

*1.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*2.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. These shareholders are also the nominees for these investors.

4.

Sumitomo Mitsui Trust Bank, Limited filed its “Amendment to the Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of June 6, 2022 and reported that Sumitomo Mitsui Trust Asset Management Co., Ltd. and one joint holder held shares of the Company as of May 31, 2022 as provided in the below table. However, their holdings are not reflected in the status of major shareholders above since the Company has not been able to confirm beneficial ownership information of such holders as of June 30, 2022.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 Joint Holder	82,189	6.52

5.

Nomura Asset Management Co., Ltd. filed its “Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of October 6, 2020 and reported that Nomura Asset Management Co., Ltd. and three joint holders held shares of the Company as of September 30, 2020 as provided in the below table. However, their holdings are not reflected in the status of major shareholders above since the Company has not been able to confirm beneficial ownership information of such holders as of June 30, 2022.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Nomura Asset Management Co., Ltd. and 3 Joint Holders	63,157	5.01

6.

BlackRock Japan Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of March 22, 2017 and reported that BlackRock Japan Co., Ltd. and eight Joint Holders held shares of the Company as of March 15, 2017 as provided in the below table. However, their holdings are not reflected in the status of major shareholders above since the Company has not been able to confirm beneficial ownership information of such holders as of June 30, 2022.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
BlackRock Japan Co., Ltd. and 8 Joint Holders	79,185	6.27

vi) Status of Voting Rights

1) Shares Issued

(As of June 30, 2022)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	24,606,600	—	—
Shares with full voting rights (Others)	1,234,610,200	12,346,102	—

Shares constituting less than one full unit	1,864,981	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,261,081,781	—	—
Total voting rights held by all shareholders	—	12,346,102	—

Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 18,800 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 188 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

 2) Treasury Stock, etc.

(As of June 30, 2022)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Group Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	24,606,600	—	24,606,600	1.95
Total	—	24,606,600	—	24,606,600	1.95

 Notes:

1.

In addition to the 24,606,600 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1) “Shares Issued” above.

2.

Upon the disposal of treasury shares mainly due to the exercise of SARs (including the exercise of unsecured convertible bonds with SARs (6th series)) from July 1, 2022 to July 31, 2022, the number of shares held decreased by 75 thousand shares.

3.	Upon the disposal of treasury shares as restricted stock compensation on July 25, 2022, the number of shares held decreased by 312 thousand shares.

Outline of the restricted stock disposed as compensation on July 25, 2022 is as follows:

•	Disposal Price: 11,586 yen per share
•	Allottees: 6 Corporate Executive Officers of the Company,

8 Non-Executive Directors of the Company,

11 Executives of the Company,

15 Executives of subsidiaries of the Company.

 (2)    Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2022 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

IV        Financial Statements

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(1) Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Financial Position (Unaudited)

		Yen in millions
	Note	March 31, 2022	June 30, 2022
ASSETS
Current assets:
Cash and cash equivalents		2,049,636	1,371,867
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 94,147 million yen and 84,451 million yen as of March 31, 2022 and June 30, 2022, respectively)	5	360,673	332,422
Trade and other receivables, and contract assets		1,628,521	1,775,516
Inventories		874,007	1,093,667
Other financial assets	5	149,301	147,070
Other current assets		473,070	563,979
Total current assets		5,535,208	5,284,521
Non-current assets:
Investments accounted for using the equity method		268,513	281,927
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 2,700,603 million yen and 2,529,090 million yen as of March 31, 2022 and June 30, 2022, respectively)	5	18,445,088	18,024,195
Property, plant and equipment		1,113,213	1,155,401
Right-of-use assets		413,430	431,243
Goodwill		952,895	1,074,013
Content assets		1,342,046	1,461,238
Other intangible assets		450,103	476,169
Deferred insurance acquisition costs		676,526	688,780
Deferred tax assets		298,589	321,064
Other financial assets	5	696,306	883,179
Other non-current assets		289,050	293,166
Total non-current assets		24,945,759	25,090,375
Total assets		30,480,967	30,374,896

  (Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Financial Position (Unaudited) (Continued)

		Yen in millions
	Note	March 31, 2022	June 30, 2022
LIABILITIES
Current liabilities:
Short-term borrowings		1,976,553	1,917,701
Current portion of long-term debt	5	171,409	216,522
Trade and other payables		1,843,242	1,961,784
Deposits from customers in the banking business		2,886,361	2,955,103
Income taxes payables		106,092	128,277
Participation and residual liabilities in the Pictures segment		190,162	215,970
Other financial liabilities	5	97,843	86,292
Other current liabilities		1,488,488	1,386,708
Total current liabilities		8,760,150	8,868,357
Non-current liabilities:
Long-term debt	5	1,203,646	1,198,083
Defined benefit liabilities		254,548	255,533
Deferred tax liabilities		696,492	475,923
Future insurance policy benefits and other	6	7,039,034	7,200,722
Policyholders’ account in the life insurance business	6	4,791,295	4,799,410
Participation and residual liabilities in the Pictures segment		220,113	241,845
Other financial liabilities	5	211,959	244,400
Other non-current liabilities		106,481	118,395
Total non-current liabilities		14,523,568	14,534,311
Total liabilities		23,283,718	23,402,668
EQUITY
Sony Group Corporation’s stockholders’ equity:	7
Common stock		880,365	880,365
Additional paid-in capital		1,461,053	1,459,138
Retained earnings		3,760,763	3,934,581
Accumulated other comprehensive income		1,222,332	831,906
Treasury stock, at cost		(180,042)	(188,127)
Equity attributable to Sony Group Corporation’s stockholders		7,144,471	6,917,863
Noncontrolling interests		52,778	54,365
Total equity		7,197,249	6,972,228
Total liabilities and equity		30,480,967	30,374,896

  The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Income (Unaudited)

		Yen in millions
		Three months ended June 30
	Note	2021	2022
Sales and financial services revenue:	8
Sales		1,844,713	2,016,037
Financial services revenue		412,130	295,457
Total sales and financial services revenue		2,256,843	2,311,494
Costs and expenses:
Cost of sales		1,248,773	1,391,667
Selling, general and administrative		345,302	406,766
Financial services expenses		388,069	214,100
Other operating (income) expense, net		(1,101)	(2,725)
Total costs and expenses		1,981,043	2,009,808
Share of profit (loss) of investments accounted for using the equity method		4,268	5,277
Operating income		280,068	306,963
Financial income		11,685	14,382
Financial expenses		8,543	29,969
Income before income taxes		283,210	291,376
Income taxes		70,095	73,070
Net income		213,115	218,306
Net income attributable to
Sony Group Corporation’s stockholders		211,829	218,196
Noncontrolling interests		1,286	110

		Yen
		Three months ended June 30
	Note	2021	2022
Per share data:	9
Net income attributable to Sony Group Corporation’s stockholders
– Basic		170.95	176.46
– Diluted		169.22	175.21

  The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		Yen in millions
		Three months ended June 30
	Note	2021	2022
Net income		213,115	218,306
Other comprehensive income, net of tax —	7
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income		26,370	(2,118)
Remeasurement of defined benefit pension plans		(1,697)	116
Share of other comprehensive income of investments accounted for using the equity method		(14)	208
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income		34,994	(634,493)
Cash flow hedges		(198)	(1,117)
Insurance contract valuation adjustments		285	521
Exchange differences on translating foreign operations		7,184	247,333
Share of other comprehensive income of investments accounted for using the equity method		(31)	2,679
Total other comprehensive income, net of tax		66,893	(386,871)
Comprehensive income		280,008	(168,565)
Comprehensive income attributable to
Sony Group Corporation’s stockholders		278,349	(172,114)
Noncontrolling interests		1,659	3,549

The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2021		880,214	1,489,597	2,914,503	1,520,257	(124,228)	6,680,343	43,996	6,724,339
Comprehensive income:
Net income				211,829			211,829	1,286	213,115
Other comprehensive income, net of tax	7				66,520		66,520	373	66,893
Total comprehensive income				211,829	66,520		278,349	1,659	280,008
Transfer to retained earnings				(1,698)	1,698		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights			(1)	(70)		1,450	1,379		1,379
Conversion of convertible bonds			(109)	(293)		2,626	2,224		2,224
Stock-based compensation			1,447				1,447		1,447
Dividends declared				(37,177)			(37,177)	(2,029)	(39,206)
Purchase of treasury stock						(7,548)	(7,548)		(7,548)
Reissuance of treasury stock			1			1	2		2
Transactions with noncontrolling interests shareholders and other			(15,823)				(15,823)	2,188	(13,635)
Balance at June 30, 2021		880,214	1,475,112	3,087,094	1,588,475	(127,699)	6,903,196	45,814	6,949,010

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2022		880,365	1,461,053	3,760,763	1,222,332	(180,042)	7,144,471	52,778	7,197,249
Comprehensive income:
Net income				218,196			218,196	110	218,306
Other comprehensive income, net of tax	7				(390,310)		(390,310)	3,439	(386,871)
Total comprehensive income				218,196	(390,310)		(172,114)	3,549	(168,565)
Transfer to retained earnings				116	(116)		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights			(1)	(8)		943	934		934
Conversion of convertible bonds			(125)	(1,191)		3,775	2,459		2,459
Stock-based compensation			2,493				2,493		2,493
Dividends declared				(43,295)			(43,295)	(4,219)	(47,514)
Purchase of treasury stock						(12,805)	(12,805)		(12,805)
Reissuance of treasury stock			1			2	3		3
Transactions with noncontrolling interests shareholders and other			(4,283)				(4,283)	2,257	(2,026)
Balance at June 30, 2022		880,365	1,459,138	3,934,581	831,906	(188,127)	6,917,863	54,365	6,972,228

The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

		Yen in millions
		Three months ended June 30
	Note	2021	2022
Cash flows from operating activities:
Income before income taxes		283,210	291,376
Adjustments to reconcile income before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs		177,922	245,471
Amortization of deferred insurance acquisition costs		15,042	26,826
Other operating (income) expense, net		(1,101)	(2,725)
(Gain) loss on securities, net (other than Financial Services segment)		(742)	21,197
Share of (profit) loss of investments accounted for using the equity method, net of dividends		2,250	(145)
Change in future insurance policy benefits and other		95,162	167,968
Change in policyholders’ account in the life insurance business, less cash impact		104,840	(63,509)
Net cash impact of policyholders’ account in the life insurance business		35,427	71,406
Changes in assets and liabilities:
Increase in trade receivables and contract assets		(74,204)	(37,200)
Increase in inventories		(120,542)	(176,257)
Increase in investments and advances in the Financial Services segment		(317,798)	(439,608)
Increase in content assets		(132,147)	(110,459)
Increase in deferred insurance acquisition costs		(26,203)	(36,652)
Increase in trade payables		55,195	3,467
Increase in deposits from customers in the banking business		38,039	83,965
Increase (decrease) in borrowings in the life insurance business and the banking business		241,847	(102,932)
Decrease in other financial assets and other current assets		8,252	1,748
Decrease in other financial liabilities and other current liabilities		(134,060)	(173,117)
Income taxes paid		(65,753)	(65,398)
Other		14,098	(135,440)
Net cash provided by (used in) operating activities		198,734	(430,018)

(Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited) (Continued)

		Yen in millions
		Three months ended June 30
	Note	2021	2022
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets		(93,521)	(106,968)
Proceeds from sales of property, plant and equipment and other intangible assets		1,356	2,372
Payments for investments and advances (other than Financial Services segment)		(32,045)	(146,838)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)		9,328	3,645
Payments for purchases of businesses		(76,155)	(44,605)
Proceeds from sales of businesses		6,012	-
Other		(6,212)	(22,663)
Net cash used in investing activities		(191,237)	(315,057)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net		(4,415)	48,013
Proceeds from issuance of long-term debt		6,102	5,955
Payments of long-term debt		(23,703)	(25,382)
Dividends paid		(36,849)	(42,932)
Payments for purchases of treasury stock		(7,548)	(12,805)
Other		(1,029)	(2,826)
Net cash used in financing activities		(67,442)	(29,977)
Effect of exchange rate changes on cash and cash equivalents		(1,819)	97,283
Net decrease in cash and cash equivalents		(61,764)	(677,769)
Cash and cash equivalents at beginning of the fiscal year		1,786,982	2,049,636
Cash and cash equivalents at end of the period		1,725,218	1,371,867

  The accompanying notes are an integral part of these statements.

Index to Notes to Condensed Consolidated Financial Statements

Sony Group Corporation and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

Sony Group Corporation and Consolidated Subsidiaries

1.	Reporting entity

Sony Group Corporation is a public company domiciled in Japan. Sony Group Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony” or “Sony Group”) are engaged in the development, design, production, manufacture, offer and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets such as network services, home gaming consoles and software, televisions, audio and video recorders and players, still and video cameras, smartphones, and image sensors. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products and services are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales and offers via the internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs as well as production and distribution of animation titles and game applications. Sony is also engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance businesses through its Japanese insurance subsidiaries and banking business through a Japanese internet-based banking subsidiary.

2.	Basis of preparation

Compliance with International Financial Reporting Standards

The condensed consolidated financial statements of Sony have been prepared in accordance with International Accounting Standards 34 “Interim Financial Reporting,” as issued by the International Accounting Standards Board.

The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2022, since the condensed consolidated financial statements do not contain all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Approval of condensed consolidated financial statements

The condensed consolidated financial statements were approved by Kenichiro Yoshida, Chairman, President and Chief Executive Officer, and Representative Corporate Executive Officer and Hiroki Totoki, Executive Deputy President and Chief Financial Officer and Representative Corporate Executive Officer on August 4, 2022.

Basis of measurement

The condensed consolidated financial statements have been prepared on a historical cost basis except for items such as financial instruments measured at fair value.

Functional currency and presentation currency

The condensed consolidated financial statements have been presented in Japanese yen, which is the functional currency of Sony Group Corporation. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen.

Use of estimates and judgments

The preparation of the condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions. These estimates and assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated financial statements are prepared based on the same judgements, estimates and assumptions as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2022.

The timing and extent to which the spread of COVID-19 may negatively impact Sony’s business will depend on future developments, which are uncertain. This uncertainty could result in greater variability in accounting estimates and assumptions.

Change in presentation

Condensed Consolidated Statements of Cash Flows

Adjustments for foreign exchange fluctuations related to investments in the Financial Services segment, which were included in Other in cash flows from operating activities in the previous fiscal year, have been included in Increase in investments and advances in the Financial Services segment of cash flows from operating activities from the current fiscal year considering the materiality and the nature of the adjustments. According to this change in presentation, a reclassification within cash flows from operating activities of the condensed consolidated statements of cash flows for the three months ended June 30, 2021 have been made.

As a result, in the condensed consolidated statements of cash flows for the three months ended June 30, 2021, 2,394 million yen that was previously included in Other in cash flows from operating activities has been included in Increase in investments and advances in the Financial Services segment of cash flows from operating activities.

3.	Summary of significant accounting policies

The condensed consolidated financial statements are prepared based on the same accounting policies as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2022. Income taxes are recognized in each interim period based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

4.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating income or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chairman, President and Chief Executive Officer.

The former Electronics Products & Solutions segment has been renamed the Entertainment, Technology & Services (“ET&S”) segment effective from April 2022. This change has not resulted in any reclassification of businesses across segments.

The Game & Network Services (“G&NS”) segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The Imaging & Sensing Solutions (“I&SS”) segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

Segment sales and financial services revenue:

	Yen in millions
	Three months ended June 30
	2021	2022
Sales and financial services revenue:
Game & Network Services -
Customers	602,158	588,461
Intersegment	13,652	15,655

Total	615,810	604,116
Music -
Customers	252,222	305,353
Intersegment	2,651	2,717

Total	254,873	308,070
Pictures -
Customers	204,378	341,247
Intersegment	358	130

Total	204,736	341,377
Entertainment, Technology & Services -
Customers	566,519	543,906
Intersegment	9,749	8,404

Total	576,268	552,310
Imaging & Sensing Solutions -
Customers	197,885	219,223
Intersegment	20,172	18,619

Total	218,057	237,842
Financial Services -
Customers	412,130	295,457
Intersegment	2,255	2,299

Total	414,385	297,756
All Other -
Customers	18,217	15,557
Intersegment	3,769	3,777

Total	21,986	19,334
Corporate and elimination	(49,272)	(49,311)

Consolidated total	2,256,843	2,311,494

G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss):

	Yen in millions
	Three months ended June 30
	2021	2022
Operating income (loss):
Game & Network Services	83,259	52,762
Music	55,380	60,973
Pictures	25,354	50,655
Entertainment, Technology & Services	71,751	53,568
Imaging & Sensing Solutions	30,479	21,689
Financial Services	24,013	81,306
All Other	4,154	2,865

Total	294,390	323,818
Corporate and elimination	(14,322)	(16,855)

Consolidated operating income	280,068	306,963

Financial income	11,685	14,382
Financial expenses	(8,543)	(29,969)

Consolidated income before income taxes	283,210	291,376

Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

Other significant items:

	Yen in millions
	Three months ended June 30
	2021	2022
Share of profit (loss) of investments accounted for using the equity method:
Game & Network Services	(8)	(22)
Music	(647)	555
Pictures	102	157
Entertainment, Technology & Services	95	293
Imaging & Sensing Solutions	148	(231)
Financial Services	-	-
All Other	4,578	4,525

Consolidated total	4,268	5,277

Depreciation and amortization:
Game & Network Services	14,239	17,454
Music	13,968	15,681
Pictures	73,190	131,401
Entertainment, Technology & Services	22,531	23,360
Imaging & Sensing Solutions	41,252	45,632
Financial Services, including deferred insurance acquisition costs	21,285	33,203
All Other	1,072	1,045

Total	187,537	267,776
Corporate	5,427	4,521

Consolidated total	192,964	272,297

Sales to customers by product category:

The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended June 30
Sales and financial services revenue:	2021	2022
Game & Network Services
Digital Software and Add-on Content	320,436	285,845
Network Services	101,986	106,523
Hardware and Others	179,736	196,093

Total	602,158	588,461

Music
Recorded Music – Streaming	109,109	139,111
Recorded Music – Others	42,780	60,456
Music Publishing	47,132	63,057
Visual Media and Platform	53,201	42,729

Total	252,222	305,353

Pictures
Motion Pictures	79,503	123,125
Television Productions	61,288	139,161
Media Networks	63,587	78,961

Total	204,378	341,247

Entertainment, Technology & Services
Televisions	221,021	141,793
Audio and Video	73,089	91,060
Still and Video Cameras	116,410	139,703
Mobile Communications	81,413	99,030
Other	74,586	72,320

Total	566,519	543,906

Imaging & Sensing Solutions	197,885	219,223
Financial Services	412,130	295,457
All Other	18,217	15,557
Corporate	3,334	2,290

Consolidated total	2,256,843	2,311,494

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music – Streaming includes the distribution of digital recorded music by streaming; Recorded Music – Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the ET&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

Geographic Information:

Sales and financial services revenue attributed to countries and areas based on location of external customers for the three months ended June 30, 2021 and 2022 are as follows:

	Yen in millions
	Three months ended June 30
Sales and financial services revenue:	2021	2022
Japan	701,915	554,194
United States	603,103	707,635
Europe	410,724	413,293
China	183,543	195,320
Asia-Pacific	222,938	279,003
Other Areas	134,620	162,049

Total	2,256,843	2,311,494

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Italy
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East / Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and financial services revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales or financial services revenue with any single major external customer for the three months ended June 30, 2021 and 2022.

5.	Financial instruments

(1)	Financial instruments measured at fair value on a recurring basis

The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Debt instruments and equity instruments

Where quoted prices of financial instruments are available in an active market, these instruments are classified in Level 1 of the fair value hierarchy. Level 1 financial instruments include exchange-traded equity instruments. If quoted market prices are not available for the specific financial instruments or the market is inactive, then fair values are estimated by using pricing models, quoted prices of financial instruments with similar characteristics or discounted cash flows and mainly classified in Level 2 of the fair value hierarchy. Level 2 financial instruments include debt instruments with quoted prices that are not traded as actively as exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, these instruments are classified within Level 3 of the fair value hierarchy. Level 3 financial instruments primarily include certain private equity investments, investment funds, securitized products which are not classified within Level 1 or Level 2 and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. Sony estimates the fair value for private equity investments primarily by using comparable company analysis. The price book-value ratio and price earnings ratio of comparable companies are used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as price book-value ratio and price earnings ratio of comparable companies rise (decline). Sony estimates the fair value for certain investment funds by using the net asset value. Sony estimates the fair value for securitized products and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs by using third-party information such as indicative quotes from dealers without adjustment or discounted cash flows. For validating the fair values of Level 3 financial instruments, Sony primarily uses internal models which include management judgment or estimation of assumptions that market participants would use in pricing the asset.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within Level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using internally developed models that use as their basis readily observable market parameters, meaning parameters that are actively quoted and can be validated to external sources, including pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, which are consistently applied. For derivative products that have been established for some time, Sony uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit rating of the counterparty. Further, many of these models do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within Level 2 of the fair value hierarchy.

In determining the fair value of Sony’s interest rate swap derivatives, Sony uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of each instrument. For foreign currency derivatives, Sony’s approach is to use forward contract valuation models employing market observable inputs, such as spot currency rates and time value. These derivatives are classified within Level 2 since Sony primarily uses observable inputs in its valuation of its derivative assets and liabilities.

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2022 and June 30, 2022 is as follows:

	Yen in millions
	March 31, 2022
					Presentation in the condensed consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Investments and advances in the Financial Services segment (Current)	Other financial assets (Current)	Investments and advances in the Financial Services segment (Non-current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese national government bonds	-	368,273	-	368,273	-	-	368,273	-
Japanese local government bonds	-	600	-	600	-	-	600	-
Japanese corporate bonds	-	15,350	18	15,368	-	-	15,317	51
Foreign government bonds	29,237	185,238	-	214,475	-	-	214,475	-
Foreign corporate bonds	-	-	117	117	-	-	-	117
Securitized products	-	-	3,713	3,713	-	-	3,713	-
Investment funds	-	377,004	48,520	425,524	3	-	409,676	15,845
Equity securities	1,906,244	9,349	3,217	1,918,810	-	-	1,798,536	120,274
Derivative assets
Interest rate contracts	-	26,795	-	26,795	-	32	-	26,763
Foreign exchange contracts	-	30,204	-	30,204	-	28,147	-	2,057
Equity contracts	-	-	4,024	4,024	-	3,669	-	355
Financial assets designated to be measured at FVPL
Debt securities
Japanese national government bonds	-	48,711	-	48,711	4,002	-	44,709	-
Japanese local government bonds	-	26,612	-	26,612	5,315	-	21,297	-
Japanese corporate bonds	-	7,228	-	7,228	3,907	-	3,321	-
Foreign government bonds	-	17,598	-	17,598	1,466	-	16,132	-
Foreign corporate bonds	-	163,395	3,625	167,020	33,690	-	133,330	-
Financial assets required to be measured at FVOCI
Debt securities
Japanese national government bonds	-	9,667,158	-	9,667,158	-	-	9,667,158	-
Japanese local government bonds	-	36,369	-	36,369	12,435	-	23,934	-
Japanese corporate bonds	-	746,223	154,245	900,468	10,257	-	890,211	-
Foreign government bonds	-	1,353,394	-	1,353,394	-	-	1,353,277	117
Foreign corporate bonds	-	318,699	20,837	339,536	65,000	-	274,131	405
Securitized products	-	41,982	39,859	81,841	-	-	81,841	-
Financial assets designated to be measured at FVOCI
Equity securities	106,499	-	205,509	312,008	-	-	8,016	303,992

Total assets	2,041,980	13,440,182	483,684	15,965,846	136,075	31,848	15,327,947	469,976

					Presentation in the condensed consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Interest rate contracts	-	7,530	-	7,530	471	7,059
Foreign exchange contracts	-	36,582	-	36,582	36,582	-
Equity contracts	11,903	16,105	-	28,008	28,008	-
Contingent consideration	-	-	21,552	21,552	1,475	20,077
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	-	-	34,995	34,995	2,435	32,560

Total liabilities	11,903	60,217	56,547	128,667	68,971	59,696

	Yen in millions
	June 30, 2022
					Presentation in the condensed consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Investments and advances in the Financial Services segment (Current)	Other financial assets (Current)	Investments and advances in the Financial Services segment (Non-current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese national government bonds	-	355,751	-	355,751	-	-	355,751	-
Japanese local government bonds	-	600	-	600	-	-	600	-
Japanese corporate bonds	-	15,326	38	15,364	-	-	15,291	73
Foreign government bonds	28,680	185,278	-	213,958	-	-	213,958	-
Foreign corporate bonds	-	-	887	887	-	-	-	887
Investment funds	-	350,627	58,869	409,496	2	-	390,575	18,919
Equity securities	1,906,117	7,228	4,709	1,918,054	-	-	1,820,399	97,655
Derivative assets
Interest rate contracts	-	37,550	-	37,550	-	78	-	37,472
Foreign exchange contracts	-	24,995	-	24,995	-	23,025	-	1,970
Equity contracts	2,618	-	4,368	6,986	-	6,716	-	270
Financial assets designated to be measured at FVPL
Debt securities
Japanese national government bonds	-	8,833	-	8,833	1,002	-	7,831	-
Japanese local government bonds	-	19,103	-	19,103	3,008	-	16,095	-
Japanese corporate bonds	-	3,321	-	3,321	-	-	3,321	-
Foreign government bonds	-	16,082	-	16,082	-	-	16,082	-
Foreign corporate bonds	-	155,010	3,660	158,670	27,143	-	131,527	-
Financial assets required to be measured at FVOCI
Debt securities
Japanese national government bonds	-	9,221,473	-	9,221,473	560	-	9,220,913	-
Japanese local government bonds	-	46,226	-	46,226	9,373	-	36,853	-
Japanese corporate bonds	-	705,524	154,853	860,377	10,718	-	849,659	-
Foreign government bonds	-	1,311,704	-	1,311,704	-	-	1,311,581	123
Foreign corporate bonds	-	334,947	23,797	358,744	51,143	-	307,601	-
Securitized products	-	48,942	40,614	89,556	-	-	89,556	-
Financial assets designated to be measured at FVOCI
Equity securities	103,537	10,949	358,549	473,035	-	-	7,477	465,558

Total assets	2,040,952	12,859,469	650,344	15,550,765	102,949	29,819	14,795,070	622,927

					Presentation in the condensed consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Interest rate contracts	-	4,265	-	4,265	408	3,857
Foreign exchange contracts	-	47,997	-	47,997	46,140	1,857
Equity contracts	246	6,144	-	6,390	6,390	-
Contingent consideration	-	-	23,783	23,783	1,313	22,470
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	-	-	45,404	45,404	-	45,404

Total liabilities	246	58,406	69,187	127,839	54,251	73,588

Transfers of debt securities from Level 2 to Level 1 were 1,953 million yen and 414 million yen for the fiscal year ended March 31, 2022 and for the three months ended June 30, 2022, respectively, as quoted prices in active markets for certain debt securities became available. Transfers of debt securities from Level 1 to Level 2 were 2,523 million yen and 1,172 million yen for the fiscal year ended March 31, 2022 and for the three months ended June 30, 2022, respectively, as quoted prices in active markets for debt securities were not available.

Transfers of equity securities from Level 2 to Level 1 were 12,276 million yen and 5,421 million yen for the fiscal year ended March 31, 2022 and for the three months ended June 30, 2022, respectively, as quoted prices in active markets for certain equity securities became available.

Shares of Spotify Technology S.A. (“Spotify”) held by Sony are classified as equity securities required to be measured at fair value through profit or loss. The pre-tax revaluation gains (losses) of the Spotify shares owned by Sony recognized in net income are included in financial income (expenses) in the condensed consolidated statements of income, net of costs to be paid to Sony’s artists and distributed labels.

The valuation techniques used to measure the fair value of assets and liabilities classified as Level 3, significant unobservable inputs, and their range are as follows:

	Valuation technique(s)	Significant unobservable inputs	Range
			March 31, 2022	June 30, 2022
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	Discounted cash flow	Credit spread *	26bp-67bp	25bp-66bp
Foreign corporate bonds			0bp-170bp	0bp-110bp
Securitized products			100bp-160bp	140bp-190bp

* bp = basis point

The decrease (increase) in fair value is the result of higher (lower) credit spreads.

For the above assets classified as Level 3, the fair value would not change significantly, even if one or more of the significant unobservable inputs are changed to reflect reasonably possible alternative assumptions.

The changes in fair value of Level 3 assets and liabilities for the three months ended June 30, 2021 and 2022 are as follows:

	Yen in millions
	Three months ended June 30, 2021
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income *3	Purchases	Sales and settlements	Transfers to Level 3 *4	Transfers out of Level 3	Other	Ending balance

Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	62	-	-	1	-	-	-	-	63
Foreign corporate bonds	213	-	-	-	-	-	-	-	213
Securitized products	6,142	-	-	-	(790)	-	-	-	5,352
Investment funds	37,254	722	-	4,473	(3,645)	-	-	-	38,804
Equity securities	3,172	13	5	74	-	-	-	-	3,264
Derivative assets
Equity contracts	10,176	6,436	51	-	-	-	-	-	16,663
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	93,288	-	(2,919)	34,346	-	-	-	-	124,715
Foreign corporate bonds	18,066	-	(6)	-	(4,000)	-	-	(4)	14,056
Securitized products	9,402	(46)	46	-	(3,737)	-	-	-	5,665
Financial assets designated to be measured at FVOCI
Equity securities	104,541	-	3,575	24,038	(110)	23	-	4	132,071
Liabilities:
Financial liabilities required to be measured at FVPL
Contingent consideration	6,161	267	38	6,733	(1,057)	-	-	4	12,146
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	8,179	119	(101)	15,534	(4,688)	-	-	-	19,043

	Yen in millions
	Three months ended June 30, 2022
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income *3	Purchases	Sales and settlements	Transfers to Level 3	Transfers out of Level 3 *5	Other	Ending balance

Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	18	-	-	20	-	-	-	-	38
Foreign corporate bonds	117	49	-	791	(70)	-	-	-	887
Securitized products	3,713	-	-	-	(3,713)	-	-	-	-
Investment funds	48,520	3,272	554	7,162	(639)	-	-	-	58,869
Equity securities	3,217	(7)	-	1,499	-	-	-	-	4,709
Derivative assets
Equity contracts	4,024	(120)	464	-	-	-	-	-	4,368
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	3,625	35	-	-	-	-	-	-	3,660
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	154,245	-	(19,984)	20,592	-	-	-	-	154,853
Foreign corporate bonds	20,837	608	6	8,000	(5,654)	-	-	-	23,797
Securitized products	39,859	186	(54)	4,129	(3,506)	-	-	-	40,614
Financial assets designated to be measured at FVOCI
Equity securities	205,509	-	22,311	131,237	-	-	(500)	(8)	358,549
Liabilities:
Financial liabilities required to be measured at FVPL
Contingent consideration	21,552	84	2,136	303	(33)	-	-	(259)	23,783
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	34,995	(416)	4,167	9,395	(2,737)	-	-	-	45,404

*1	For liability items, gains are presented as negative and losses are presented as positive.
*2	Gains (losses) recognized in net income are included in financial services revenue, financial income and financial expenses in the condensed consolidated statements of income.
*3

Gains (losses) recognized in other comprehensive income are included in changes in equity instruments measured at fair value through other comprehensive income, changes in debt instruments measured at fair value through other comprehensive income and exchange differences on translating foreign operations in the condensed consolidated statements of comprehensive income.

*4	Certain financial assets were transferred to Level 3 because the observability of the inputs used decreased.
*5	Certain financial assets were transferred from Level 3 because observable market data became available.

The changes in unrealized gains (losses) recognized in net income for Level 3 assets and liabilities held as of June 30, 2021 and 2022 are as follows:

	Yen in millions
	Three months ended June 30
	2021	2022
Assets:
Financial assets required to be measured at FVPL
Debt securities
Foreign corporate bonds	-	49
Investment funds	161	3,262
Equity securities	13	(7)
Derivative assets
Equity contracts	6,436	(120)
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	-	35
Financial assets required to be measured at FVOCI
Debt securities
Foreign corporate bonds	-	608
Securitized products	(86)	186
Liabilities:
Financial liabilities required to be measured at FVPL
Contingent consideration	(241)	(84)
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	(119)	416

Gains (losses) recognized in net income are included in financial services revenue, financial income and financial expenses in the condensed consolidated statements of income.

(2)	Financial instruments measured at amortized cost

The fair values by fair value hierarchy level of certain financial instruments that are measured at amortized cost as of March 31, 2022 and June 30, 2022 are summarized as follows:

	Yen in millions
	March 31, 2022
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Debt securities
Japanese national government bonds	-	86,622	-	86,622	75,634
Japanese local government bonds	-	1,963	-	1,963	1,717
Japanese corporate bonds	-	3,727	-	3,727	3,583
Foreign corporate bonds	-	5,121	-	5,121	5,047
Securitized products	-	-	269,376	269,376	271,308
Other	-	41	909	950	949
Housing loans in the banking business	-	-	2,837,349	2,837,349	2,752,985

Total assets	-	97,474	3,107,634	3,205,108	3,111,223

Liabilities:
Long-term debt including the current portion	-	841,249	60,873	902,122	909,706

Total liabilities	-	841,249	60,873	902,122	909,706

	Yen in millions
	June 30, 2022
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Debt securities
Japanese national government bonds	-	81,944	-	81,944	76,629
Japanese local government bonds	-	1,944	-	1,944	1,717
Japanese corporate bonds	-	3,519	-	3,519	3,583
Foreign corporate bonds	-	5,008	-	5,008	4,964
Securitized products	-	-	325,208	325,208	334,107
Other	-	41	956	997	997
Housing loans in the banking business	-	-	2,860,901	2,860,901	2,807,307

Total assets	-	92,456	3,187,065	3,279,521	3,229,304

Liabilities:
Long-term debt including the current portion	-	850,687	70,934	921,621	931,853

Total liabilities	-	850,687	70,934	921,621	931,853

The table above does not include financial instruments measured at amortized cost whose carrying amounts approximate their fair values mainly due to their short-term nature.

The fair values of long-term debt, including the current portion classified as Level 2, were estimated mainly based on discounted future cash flows using Sony’s current rates for similar liabilities.

Financial instruments classified as Level 3 mainly include housing loans in the banking business, securitized products and certain bonds issued by Sony. In determining the fair value of such financial instruments, Sony uses the present value of expected cash flows based on risk-free interest rate yield curves with certain credit risk.

6.	Insurance-related accounts measured at fair value

In determining the fair value of future insurance policy benefits and policyholders’ account in the life insurance business which Sony measures at fair value, Sony uses the present value of future expected cash flows based on mortality rates, lapse rates, discount rates, investment yield and various actuarial assumptions. These are classified within Level 3 of the fair value hierarchy since Sony primarily uses unobservable inputs in its valuation.

The fair value of future insurance policy benefits and policyholders’ account in the life insurance business measured at fair value as of March 31, 2022 and June 30, 2022 is as follows:

	Yen in millions
		Presentation in the condensed consolidated statements of financial position
	Fair value	Future insurance policy benefits and other	Policyholders’ account in the life insurance business
March 31, 2022	507,699	37,382	470,317
June 30, 2022	490,438	39,536	450,902

The valuation techniques, significant unobservable inputs, and the ranges used to measure the fair value of the future insurance policy benefits and policyholders’ account in the life insurance business measured at fair value as of March 31, 2022 and June 30, 2022 are as follows:

Valuation techniques	Significant unobservable inputs		Range
			March 31, 2022	June 30, 2022
Present value of future expected cash flows	Credit spread	*	47.5bp	57.3bp
	Mortality rates		0.003%-35.693%	0.003%-35.693%
	Lapse rates		0%-7.500%	0%-7.500%

* bp	= basis point

The decrease (increase) in fair value is the result of higher (lower) credit spreads, mortality rates or lapse rates. The fair value of the future insurance policy benefits and policyholders’ account in the life insurance business measured at fair value would not change significantly, even if one or more of the significant unobservable inputs are changed to reflect reasonably possible alternative assumptions.

The changes in fair value of future insurance policy benefits and policyholders’ account in the life insurance business measured at fair value for the three months ended June 30, 2021 and 2022 are as follows:

	Yen in millions
	Three months ended June 30
	2021	2022
Beginning balance	536,189	507,699

Total gains (losses) *[1]:
Included in net income *[2]	2,735	(6,387)
Included in other comprehensive income *[3]	(361)	(723)
Issuances	-	-
Settlements	(7,245)	(10,151)

Ending balance	531,318	490,438

Changes in unrealized gains (losses) relating to future insurance policy benefits and policyholders’ account in the life insurance business still held as of reporting date included in net income *[2]	(5,986)	3,202

*1	Gains presented as negative and losses presented as positive.
*2	Included in financial services revenue and financial services expenses in the condensed consolidated statements of income.
*3	Included in insurance contract valuation adjustments in the condensed consolidated statements of comprehensive income.

7.	Stockholders’ equity

Supplemental comprehensive income information

Changes in accumulated other comprehensive income, net of tax, by component for the three months ended June 30, 2021 and 2022 are as follows:

	Yen in millions
	Balance at April 1, 2021	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Balance at June 30, 2021
Changes in equity instruments measured at fair value through other comprehensive income	139,622	26,370	1	165,993
Changes in debt instruments measured at fair value through other comprehensive income	1,264,737	34,994	-	1,299,731
Cash flow hedges	1,299	(198)	-	1,101
Remeasurement of defined benefit pension plans	-	(1,697)	1,697	-
Exchange differences on translating foreign operations	113,901	6,811	-	120,712
Insurance contract valuation adjustments	(88)	284	-	196
Share of other comprehensive income of investments accounted for using the equity method	786	(44)	-	742

Total	1,520,257	66,520	1,698	1,588,475

	Yen in millions
	Balance at April 1, 2022	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Balance at June 30, 2022
Changes in equity instruments measured at fair value through other comprehensive income	27,412	(2,118)	-	25,294
Changes in debt instruments measured at fair value through other comprehensive income	847,833	(634,493)	-	213,340
Cash flow hedges	6,034	(1,117)	-	4,917
Remeasurement of defined benefit pension plans	-	116	(116)	-
Exchange differences on translating foreign operations	337,678	243,894	-	581,572
Insurance contract valuation adjustments	511	521	-	1,032
Share of other comprehensive income of investments accounted for using the equity method	2,864	2,887	-	5,751

Total	1,222,332	(390,310)	(116)	831,906

8.	Revenue

For the breakdown of sales and financial services revenue by segments, product categories and geographies, refer to Note 4.

9.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the three months ended June 30, 2021 and 2022 is as follows:

	Yen in millions
	Three months ended June 30
	2021	2022
Net income attributable to Sony Group Corporation’s stockholders	211,829	218,196
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation
Zero coupon convertible bonds	51	31

Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	211,880	218,227

	Thousands of shares
Weighted-average shares outstanding for basic EPS computation	1,239,162	1,236,489
Effect of dilutive securities:
Stock acquisition rights	4,914	4,005
Zero coupon convertible bonds	8,046	4,992

Weighted-average shares for diluted EPS computation	1,252,122	1,245,486

	Yen
Basic EPS	170.95	176.46

Diluted EPS	169.22	175.21

Potential shares of common stock which were excluded from the computation of diluted EPS for the three months ended June 30, 2022 were 6,759 thousand shares. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended June 30, 2022 when the exercise price for those shares was in excess of the average market value of Sony Group Corporation’s common stock for the period.

Potential shares of common stock were not excluded from the computation of diluted EPS for the three months ended June 30, 2021.

10.	Purchase commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have lines of credit in accordance with loan agreements with their customers. As of March 31, 2022 and June 30, 2022, the total unused portion of the lines of credit extended under these contracts was 33,587 million yen and 28,763 million yen, respectively.

(2)	Purchase commitments

Purchase commitments as of March 31, 2022 and June 30, 2022 amounted to 1,000,833 million yen and 1,263,850 million yen, respectively. The amount of these purchase commitments covers the purchase consideration for property, plant and equipment, intangible assets, other goods and other services. The major components of these purchase commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within two years from the end of each period. As of March 31, 2022 and June 30, 2022, these subsidiaries were committed to make payments under such contracts of 101,284 million yen and 113,991 million yen, respectively.

Certain subsidiaries in the Music segment have entered into contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music products. These contracts cover various periods mainly within five years from the end of each period. As of March 31, 2022 and June 30, 2022, these subsidiaries were committed to make payments of 153,920 million yen and 171,835 million yen, respectively, under such contracts.

Certain subsidiaries in the G&NS segment have entered into long-term contracts for the development, distribution and publishing of game software. These contracts cover various periods mainly within seven years from the end of each period. As of March 31, 2022 and June 30, 2022, these subsidiaries were committed to make payments of 34,842 million yen and 34,114 million yen, respectively, under such contracts.

In addition to the above, Sony has entered into purchase contracts for property, plant and equipment and intangible assets. As of March 31, 2022 and June 30, 2022, Sony has committed to make payments of 246,263 million yen and 346,381 million yen, respectively, under such contracts.

Sony has entered into purchase contracts for materials. As of March 31, 2022 and June 30, 2022, Sony has committed to make payments of 265,518 million yen and 357,231 million yen, respectively, under such contracts.

(3)	Litigation

Sony Group Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2022 and June 30, 2022 amounted to 501 million yen and 576 million yen, respectively.

11.	Subsequent event

Acquisition of Bungie, Inc.

On July 15, 2022, Sony Interactive Entertainment LLC, a wholly-owned subsidiary of Sony, completed the acquisition of 100% of the shares of Bungie, Inc. (“Bungie”), an independent videogame developer in the United States. As a result of this acquisition, Bungie has become a wholly-owned subsidiary of Sony.

The total consideration of this transaction, which was determined after customary working capital and other adjustments, was approximately 514 billion yen (approximately 3.7 billion U.S. dollars), inclusive of the purchase price and committed employee incentives.

Due to the limited time since the acquisition closing date, past restrictions on access to Bungie’s information arising from antitrust considerations and the size and complexity of the transaction, the initial accounting for the business combination was not yet completed at the time the condensed consolidated financial statements were authorized. Therefore, we have not disclosed detailed information regarding the accounting treatment of the business combination.

(2) Other Information

i) Dividends declared

A year-end cash dividend for Sony Group Corporation’s common stock was approved at the Board of Directors meeting held on May 10, 2022 as below:

1. Total amount of year-end cash dividends:

43,295 million yen

2. Amount of year-end cash dividends per share:

35.00 yen

3. Payment date:

June 3, 2022

Note: Year-end cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Group Corporation’s register of shareholders as of the end of March 31, 2022.

ii) Litigation

For the legal proceedings, please refer to “IV Financial Statements – Notes to Condensed Consolidated Financial Statements – 10. Purchase commitments, contingent liabilities and other”.